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                                                                       Exhibit 1




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                      [HAVAS ADVERTISING LOGO APPEARS HERE]

Press Release                                            Paris, April 26th, 2002


                 REFERENCE DOCUMENT ON 2001 FINANCIAL STATEMENTS

On April 15, 2002, Havas Advertising filed with the French Commission des Operations de Bourse under the number D.02-227 its reference document related to its 2001 financial statements.

At the request of the Commission des Operations de Bourse, on April 24, 2002, Havas Advertising filed under the number D.02-227/R1 an amendment to this document in which the unusual items previously presented as "extraordinary income/expense" have been reclassified to operating income. Consolidated net income/loss remains unchanged.

At the initiative of Havas Advertising, certain additional information has also been added to the reference document.

The complete information is available on the web site of the Commission des Operations de Bourse (www.cob.fr) and on Havas Advertising's web site (www.havas-advertising.com or www.havas-advertising.fr).

                  Contacts :       Virginia Jeanson
                                   Tel : +33 (0) 1 41 34 42 27
                                   virginia.jeanson@havas-advertising.fr

                                   Catherine Francois
                                   Tel : +33 (0)1 41 34 31 22
                                   catherine.francois@havas-advertising.fr

                                   Simon Gillham
                                   Tel : +33 (0) 1 41 34 39 73
                                   simon.gillham@havas-advertising.fr

About Havas Advertising

Havas Advertising (Euronext Paris: HAV.PA; Nasdaq: HADV) is the world's sixth largest communications group (Advertising Age Annual Agency Report ranking, April 22, 2002). The Group is headquartered in Paris and offers a complete range of integrated


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communications services and media expertise to its global and local clients.
Havas Advertising services its clients through three principal networks: Euro RSCG Worldwide and Arnold Worldwide Partners for integrated communications services, and MPG (Media Planning Group) for media expertise. In addition, the Group also operates a number of specialized businesses in dynamic niche markets in the areas of Human Resources Communications, Corporate Public Relations and Marketing Support. Havas Advertising brings a multicultural decentralized approach to its business that distinguishes it from other major communications companies. Two of the Group's networks, Euro RSCG Worldwide and Arnold Worldwide Partners, are headquartered in the U.S. and the third, MPG, is headquartered in Spain. With revenues of (euro) 2.24 billion in 2001, the Group is present worldwide through its network of over 250 agencies and affiliates in 75 countries and employs approximately 20,000 people.

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. These forward-looking statements reflect Havas Advertising's current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas Advertising's actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas Advertising, please see Havas Advertising's filings with the U.S. Securities and Exchange Commission. Havas Advertising does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.